UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 31, 2004

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the twelve months ended December 31, 2004, as filed with the Chilean Securities and Insurance Supervisor.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: March 31 2005 By: Victor Cantillano Vergara Principal Financial Officer

Report of the External Auditors

Financial statements as of December 31, 2004 and 2003

Auditors' Tax Id : 78,933,630 - K

External Auditors' Corporate Name : ACG Auditores Consultores Gerenciales Ltda.

Messrs

Chairman, Directors and Shareholders

Supermercados Unimarc S.A. & Affiliates

  We have conducted an audit to the consolidated balance sheet of Supermercados Unimarc S.A. & Affiliates as of December 31, 2004 and 2003, and to the related consolidated statements of income and cash flow for the years ended on those dates. The preparation of said financial statements (including the related notes thereto), is the responsibility of the management of Supermercados Unimarc S.A.. Our responsibility is to express an opinion on these financial statements based on the audit we conducted.

  Except for what is stated in the following paragraph, our audits were conducted in accordance with accounting norms generally accepted in Chile. Said norms require for us to plan and perform out task in order to attain a reasonable degree of certainty to the effect that the financial statements are free from material mistakes. An audit includes the examination, on the basis of tests, of evidence to support the amounts and the information disclosed in the financial statements. An audit further encompasses an evaluation of the accounting principles used and of the significant estimations made by the management of the company, as well as an evaluation of the overall presentation of the financial statements. We consider that our audit is a reasonable base to support our opinion.

  Just as it is stated in Note 23 (c.1) the company has lodged personal guarantees for up to US$ 13,688,889 in one case and for up to US$ 25,230,328 in the other, on a joint basis with other related companies, guarantors of those same obligations, applicable in case of insufficiency or if it is not possible to execute the guarantee with respect to one or more of the guarantors, in connection with the obligations attributable to such insufficient guarantor or guarantors, in favor of Inversiones Errazuriz Ltda. to cover its obligations with the State Street Bank and Trust Company. On March 25, 2001, Inversiones Errazuriz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. On June 15, 2004, a panel of three judge members of the American Court of Appeals for the Second Circuit Segundo denied the Consolidated Appeal, however, on June 29, 2004, the Chilean counsel filed a petition seeking same to be heard by the already constituted court and/or by the full court. This petition was denied as per a final resolution of the Supreme Court on January 18, 2005. In the opinion of the lawyers of Inverraz Ltda., the obligations rising from the loan contract of years 1994 and 1996, have prescribed, pursuant to what is provided in the pertinent Chilean laws, and a lawsuit has been filed against the State Street Bank, with the 27th Civil Court of Santiago, Chile, Case No. 5930-03, seeking the declaration of the aforementioned obligations as prescribed. For this reason, the final outcome of the litigation may not be determined at this time. Consequently, no provision has been recognized, nor loss, which may result from the process, in the attached financial statements.

  In our opinion, except for the effects over the financial statements of said adjustments, if any such adjustment should be required, as per what is stated in paragraph 3, the aforementioned consolidated financial statements reasonably present, in all it material respects, the financial position of Supermercados Unimarc S.A. & Affiliates, as of December 31, 2004 and 2003, and the results of its operations and the cash flows for the years ended on those dates, in accordance with the principles described in Note 2 (b) and the norms given by the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance).

Id Card No. of the signing partner: 5,070,231-6

Name of the signing partner: FERNANDO BRAUN REBOLLEDO

Santiago, March 16, 2005 ACG Auditores Consultores Gerenciales Ltda.

ASSETS
		mm	dd	yr	mm	dd	yr
		12	31	2004	12	31	2003
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		25,147,781			26,198,243
5.11.10.10 Available		2,002,003			716,701
5.11.10.20 Time deposits					304,770
5.11.10.30 Negotiable securities (net)
5.11.10.40 Debtors from sales (net)	5	1,865,768			1,466,825
5.11.10.50 Notes receivable (net)	5	1,933,495			2,193,310
5.11.10.60 Sundry debtors (net)	5	565,807			74,576
5.11.10.70 Related companies bills receivable and debtors	6	6,362,399			7,839,734
5.11.10.80 Inventories (net)	7	10,440,664			11,876,211
5.11.10.90 Recoverable taxes		761,688			819,825
5.11.20.10 Prepaid expenses	28	813,244			798,090
5.11.20.20 Deferred taxes
5.11.20.30 Other current assets	9	402,713			108,201
5.11.20.40 Leasing contracts (net)
5.11.20.50 Assets for leasing (net)
5.12.00.00 TOTAL FIXED ASSETS	10	125,594,255			134,304,145
5.12.10.00 Land	10	38,991,340			40,160,540
5.12.20.00 Constructions and infrastructure works	10	51,611,741			58,107,886
5.12.30.00 Machinery and equipment	10	23,405,837			23,149,571
5.12.40.00 Other fixed assets	10	37,461,907			36,195,634
5.12.50.00 Higher value due to technical revaluation of fixed assets
5.12.60.00 Depreciation (less)	10	(25,876,570)			(23,309,486)
5.13.00.00 TOTAL OTHER ASSETS		23,901,390			24,336,819
5.13.10.10 Investments in related companies		3,615			1,212
5.13.10.20 Investments in other companies
5.13.10.30 Lower value of investments	12	14,228,505			15,508,736
5.13.10.40 Higher value of investments (less)	12	(34,694)			(39,063)
5.13.10.50 Long-term debtors	5	521,782			539,937
5.13.10.60 Long-term related companies bills receivable and debtors
5.13.10.65 Long-term deferred taxes	8	8,024,002			6,729,333
5.13.10.70 Intangible		10,067			10,692
5.13.10.80 Amortization (less)
5.13.10.90 Other	13	1,148,113			1,585,972
5.13.20.10 Long-term leasing contracts (net)
5.10.00.00 TOTAL ASSETS		174,643,426			184,839,207
LIABILITIES
		mm	dd	yr	mm	dd	yr
		12	31	2004	12	31	2003
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		46,433,066			43,771,588
5.21.10.10 Short-term bank and financial institutions obligations	14	4,315,583			6,143,154
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,618,225			3,445,625
5.21.10.30 Obligations with the public (Promissory notes)
5.21.10.40 Obligations with the public-short-term portion (bonds)
5.21.10.50 Long-term obligations with maturity within one year
5.21.10.60 Payable dividends
5.21.10.70 Accounts payable	27	22,139,136			23,673,008
5.21.10.80 Notes payable		100,963			163,962
5.21.10.90 Sundry creditors	29	1,339,241			1,843,820
5.21.20.10 A related company notes and accounts payable	6	12.859,438			6,454,804
5.21.20.20 Provisions	16	955,742			493,515
5.21.20.30 Withholdings		421,779			516,280
5.21.20.40 Income tax		144,119			157,667
5.21.20.50 Income received in advance	17	421,394			730,374
5.21.20.60 Deferred taxes	8	117,346			149,379
5.21.20.70 Other current liabilities
5.22.00.00 TOTAL LONG-TERM LIABILITIES		37,286,823			40,650,202
5.22.10.00 Bank and financial institutions obligations	15	13,828,656			17,704,200
5.22.20.00 Long-term obligations with the public (bonds)
5.22.30.00 Long-term notes payable		886,622
5.22.40.00 Long-term sundry creditors	29	3,081,782			2,128,538
5.22.50.00 Long-term related companies note and account payable	6	18,014,883			17,530,781
5.22.60.00 Long-term provisions
5.22.70.00 Deferred taxes long-term	8	1,474,880			3,286,683
5.22.80.00 Others long-term liabilities	17
5.23.00.00 MINORITY INTEREST	18	21,162			22,218
5.24.00.00 TOTAL EQUITY		90,902,375			100,395,199
5.24.10.00 Paid-in capital	19	57,843,536			57,843,536
5.24.20.00 Capital revaluation reserves	19
5.24.30.00 Share premium	19	29,586,246			29,586,246
5.24.40.00 Other reserves	19	(6,756,905)			(4,379,,089)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	10,229,498			17,344,506
5.24.51.00 Reserves for future dividends
5.24.52.00 Retained earnings	19	17,344,506			21,700,097
5.24.53.00 Accumulated losses (less)
5.24.54.00 Profits (losses) of the period	19	(7,115,008)			(4,355,591)
5.24.55.00 Interim dividend (less)
5.24.56.00 Development period accumulated deficit
5.20.00.00 TOTAL LIABILITIES		174,643,426			184,839,207
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		12	31	2004	12	31	2003
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(4,313,366)			(4,680,404)
5.31.11.10 TRADING MARGIN		26,241,126			27,788,440
5.31.11.11 Trading income		119,443,814			130,732,565
5.31.11.12 Operating cost (less)		(93,202,688)			(102,944,125)
5.31.11.20 Administration and sales expenses (less)		(30,554,492)			(32,468,844)
5.31.12.00 NON-TRADING INCOME		(4,343,178)			(1,932,307)
5.31.12.10 Financial income		453,184			71,468
5.31.12.20 Related companies investments profits		2,405
5.31.12.30 Other non-trading income	20	1,179,332			1,378,078
5.31.12.40 Related companies investments losses (less)					(1,924)
5.31.12.50 Amortization lower value of the investment (less)	12	(1,286,240)			(2,126,011)
5.31.12.60 Financial expenses (less)		(3,594,051)			(3,257,431)
5.31.12.70 Other non-operating expenses (less)	20	(1,150,066)			(286,602)
5.31.12.80 Price-level restatement	21	104,022			142,707
5.31.12.90 Exchange rate differences	22	(51,764)			2,147,408
5.31.10.00 Profit before income tax and extraordinary items		(8,656,544)			(6,612,711)
5.31.20.00 Income tax	8	1,534,483			1,417,035
5.31.30.00 Extraordinary items
5.31.40.00 Profit (loss) before deduction of minority interest		(7,122,061)			(5,195,676)
5.31.50.00 Minority interest		2,196			4,900
5.31.00.00 NET PROFIT (LOSS)		(7,119,865)			(5,190,776)
5.32.00.00 Amortization of higher value of investments	12	4,857			835,185
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(7,115,008)			(4,355,591)

CASH FLOW STATEMENT - DIRECT
		mm	dd	yr	mm	dd	yr
		12	31	2004	12	31	2003
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(3,784,123)			(4,559,538)
5.41.11.10 Collection from debtors from sales		143,139,930			157,566,871
5.41.11.20 Financial income received		702,541			60,947
5.41.11.30 Dividends and other distributions received		488
5.41.11.40 Other income received		509,219			396,038
5.41.11.50 Payments to suppliers and personnel (less)		(142,025,834)			(159,033,175)
5.41.11.60 Paid interest (less)		(3,446,760)			(2,834,781)
5.41.11.70 Paid income tax (less)		(335,817)			(14,662)
5.41.11.80 Other paid expenses (less)		(1.114,543)			(96,128)
5.41.11.90 Paid Value Added Tax and other similar (less)		(1.213.347)			(604,648)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		2,771,944			5,726,288
5.41.12.05 Placement of cash shares
5.41.12.10 Loans obtained		2,596,553			8,460,363
5.41.12.15 Obligations with the public
5.41.12.20 Loans verified by documentary evidence with related companies
5.41.12.25 Other loans obtained from related companies		8,366,071			9,565,198
5.41.12.30 Other sources of financing
5.41.12.35 Payment of Dividends (less)
5.41.12.40 Distribution of capital (less)
5.41.12.45 Payment of loans (less)		(8,148,266)			(12,121,429)
5.41.12.50 Payment of obligations with the public (less)		(42,414)			(156,247)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)
5.41.12.60 Payment of other loans of related companies (less)
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)
5.41.12.75 Other disbursement due to financing (less)					(21,597)
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		2,013,393			(1,906,794)
5.41.13.05 Sale of Fixed Assets		2,777,563			5,949,676
5.41.13.10 Sale of permanent investments					683,870
5.41.13.15 Sale other investments
5.41.13.20 Collection of loans verified by documentary evidence to related Co.
5.41.13.25 Collection of other loans to related companies
5.41.13.30 Other investment income
5.41.13.35 Addition of fixed assets (less)		(677,175)			(286,704)
5.41.13.40 Payment of capitalized interest (less)
5.41.13.45 Permanent investments (less)		(86,995)			(8,253,636)
5.41.13.50 Investments on financial instruments (less)
5.41.13.55 Loans verified by documentary evidence to related companies (less)
5.41.13.60 Other loans to related companies (less)
5.41.13.65 Other investment disbursements (less)
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		1,001,214			(740,044)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(20,682)			(22,169)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		980,532			(762,213)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		1,021,471			1,783,684
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		2,002,003			1,021,471
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	yr
		12	31	2004	12	31	2003
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(7,115,008)			(4,355,591)
5.50.20.00 Profit or loss from disposal of assets		540,985			(896,565)
5.50.20.10 (Profits) Loss from disposal of fixed assets		(508,555)			(254,133)
5.50.20.20 Profits on investments sale (less)					(642,432)
5.50.20.30 Loss on investments sale		1,049,540
5.50.20.40 (Profits) Loss on other assets sale
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		1,077,198			3,392,582
5.50.30.05 Depreciation of the period		4,379,117			5,977,826
5.50.30.10 Amortization of intangible
5.50.30.15 Penalties and provisions		(1,510,895)			(1,362,442)
5.50.30.20 Profits accrued from investments in Related Companies (less)		(2,405)
5.50.30.25 Loss accrued on investments in related companies					1,924
5.50.30.30 Amortization of lower value of investment		1,286,240			2,126,011
5.50.30.35 Amortization of higher value of investments (less)		(4,857)			(835,185)
5.50.30.40 Net Price-Level restatement		(104,022)			(142,707)
5.50.30.45 Net exchange rate gains/losses		51,764			(2,147,408)
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(3,401,709)			(412,384)
5.50.30.55 Other charges to results that do not represent cash flow		383,965			186,947
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		338,742			(1,042,741)
5.50.40.10 Debtors from sales		(398,943)			308,757
5.50.40.20 Inventories		1,435,547			(1,114,187)
5.50.40.30 Other assets		(697,862)			(237,311)
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		1,376,156			(1,652,323)
5.50.50.10 Accounts payable related to operating results		1,311,514			(2,000,176)
5.50.50.20 Payable interest
5.50.50.30 Payable income tax (net)		35,175
5.50.50.40 Other accounts payable related with non-trading income		119,693			101,681
5.50.50.50 Payable V.A.T. And other similar (net)		(90,226)			246,172
5.50.60.00 Minority Interest Profits (loss)		(2,196)			(4,900)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(3,784,123)			(4,559,538)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, - Chilean Securities and Insurance Supervisor -, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company be subjected to the control of this Supervisor.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the twelve-months comprised between January 01 and December 31, 2004 and 2003.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Supervisor. Should any discrepancies occur, the regulations instructed by the Supervisor would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of December 31, 2003 are presented updated by 2.5%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at December 31, 2004. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 2.5% and 1.0% for the periods ended on December 31, 2004 and 2003 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of December 31, 2004 and 2003 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2004	2003
	(Chilean Pesos)
Unidad de Fomento	17,317.05	16,920.00
U.S. Dollar	557.40	593.80
Argentinean Peso	187.361	201.973

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of December 31, 2004 and 2003 the provisions for debtors from sales and notes receivable for a total amount of ThCh$832,441, and ThCh$786,163, respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin Nro.33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of December 31, 2004 and 2003, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin No. 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998, and according to the provisions indicated in the circular letter Nro.1358 issued by the Chilean Securities and Insurance Supervisors, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Supervisors.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Supervisor. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	12-31-2004			12-31-2003
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	0.0000	0.0000	51.0800
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000

03. ACCOUNTING CHANGES

During the twelve-months period comprised between January 1 and December 31, 2004, there have been the following changes in the application of accounting principles when is compared with the previous period.

Depreciation of fixed assets

In agreement with the nature of the assets, antiquity, operational conditions, and current state of them, has been proceeded to a change in the countable estimate, in the life useful residual technique of a group of fixed assets, Machinery's and Equipment's, what is translated in a smaller charge to the results of this exercise by an amount of ThCh$900,538.

To the date of closing of these financial states, other countable changes don't exist.

04. NEGOTIABLE SECURITIES

As of December 31, 2004 and 2003, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	12-31-2004	12-31-2003

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	12-31-2004	12-31-2003	12-31-2004	12-31-2003		12-31-2004	12-31-2003	12-31-2004	12-31-2003
Debtors from sales	2,113,368	1,466,825	0	0	2,113,368	1,865,768	1,466,825	0	0
Estimation of bad debt					247,600
Notes receivable	2,518,,336	2,193,310	0	0	2,518,336	1,933,495	2,193,310	0	0
Estimation of bad debt					584,841
Sundry debtors	565,807	74,576			565,807	565,807	74,576	521,782	539,937
						Total long-term Debtors		521,782	539,937

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.

  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		12-31-2004	12-31-2003	12-31-2004	12-31-2003
88.541.600-4	Inversiones Errazuriz Ltda.	6,189,088	7,838,853	0	0
0-E	Multideal	0	350	0	0
96.822.650-9	Vinedos Errazuriz Ltda.	0	0	0	0
79.780.600-5	Cidef Comercial	0	0	0	0
96.680.010-0	Mercantil Cidef S.A.	0	0	0	0
0-E	Capillitas	0	0	0	0
94.510.000-1	Renta Nacional Cia Seguros General S.A.	0	0	0	0
96.923.970-1	Corporacion de Inversiones Cidef S.A.	0	0	0	0
65.229.660-2	OTIC	1,124	0	0	0
96.786.870-1	Administ.Mutuos Hipotec. Mi Casa S.A.	0	531	0	0
88.461.600K	Servicios Integrales S.A.	121,928	0	0	0
99.542.800-8	Inmobiliaria Comercial S.A.	49,982	0	0	0
99.548.390-4	Inmobiliaria Comercial S.A.	277	0	0	0
		6,362,399	7,839,734	0	0

Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		12-31-2004	12-31-2003	12-31-2004	12-31-2003
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	45	932	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	488,530	435,503	17,131,158	17,530,781
0-E	Unitrade Interamericana	0	34,212	0	0
0-E	Puerta Grande	0	85,560	0	0
88.163.300-0	Inversiones Culenar S.A.	2,133,441	2.318,957	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	8,098,578	160,396	0	0
0-E	Compania Tauro S.A.	0	823,606	883,725	0
96.591.240-1	Gafonac S.A.	2,138,844	2,595,638	0	0
0-E	Cidef Argentina	0	0	0	0
96.509.820-8	United Marketing And Sales S.A.	0	0	0	0
TOTALS		12,859,438	6,454,804	18,014,883	17,530,781

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	12-31-2004		12-31-2003
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Puerta Grande S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	0	0	85,560	0
Compania Tauro S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	0	0	823,606	0
Fruticola Viluco S.A.	78.724.830-6	Comm. Adm.	Curr. Acct. Payable	23,141	0	53,478	0
	78.724.830-6	Comm. Adm.	Debtors from sales	104,929	88,175	0	0
	78.724.830-6	Comm. Adm.	Invoices payables	291,904	245,297	0	0
Gafonac Ltda.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	62,774	0	1208,724	0
	78.776.710-9	Comm. Adm.	Curr. Acct. Payable	623,813	145,696	590,377	0
	78.776.710-9	Comm. Adm.	Debtors from sales	472,972	397,455	238,448	0
	78.776.710-9	Comm. Adm.	Invoices payable	129,505	108,827	446,957	378,777
Agricola Pichilemu S.A.	78.776.810-5	Comm. Adm.	Curr. Acct. Payable	168,109	0	101,134	0
	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable	211,864	0	594,712	0
	78.776.810-5	Comm. Adm.	Invoices payables	342,983	288,221	101,421	85,950
Sociedad Agricola Las Cruces S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	1,083,154	0	174,085	0
	78.791.770-4	Comm. Adm.	Curr. Acct. Payable	138,117	0	284,502	0
	78.791.770-4	Comm. Adm.	Invoices payable	199,670	167,789	0	0
Cidef Comercial S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	17,262,769	0	3,904,618	0
	79.780.600-5	Comm. Adm.	Curr. Acct. Payable	5,370,934	0	136,324	0
	79.780.600-5	Comm. Adm.	Invoices payable	358,647	301,384	594,115	0
Fruticola Nacional S.A.	79.804.350-1	Shareholder	Curr. Acct. Receivable	9,724	0	632,000	0
	79.804.350-1	Shareholder	Curr. Acct. Payable	403,706	0	301,572	0
	79.804.350-1	Shareholder	Debtors from sales	207,211	174,126	203,866	0
	79.804.350-1	Shareholder	Invoices payable	29,046	24,408	87,418	74,082
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	1,826,885	17,801	773,248	0
	79.809.460-2	Comm. Adm.	Curr. Acct. Payable	11,572,557	0	400,785	0
	79.809.460-2	Comm. Adm.	Invoices payable	0	0	323,506	274,157
Esparragos de Valdivia S.A.	79.838.780-4	Comm. Adm.	Curr. Acct. Payable	0	0	191,611	0
Inversiones Financieras S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	4,032,379	0	2,480,807	0
	79.902.880-8	Comm. Adm.	Curr. Acct. Payable	1,748,721	0	24,240	0
Inversiones Culenar S.A.	88.163.300-0	Comm.Adm.	Curr. Acct. Receivable	187,300	0	0	0
	88.163.300-0	Comm.Adm.	Curr. Acct. Payable	474,876	0	0	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				12-31-2004		12-31-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	924,629	0	0	0
	88.461.600-K	Comm. Adm.	Curr. Acct. payable	751,431	0	0	0
	88.461.600-K	Comm. Adm.	Debtors from sales	99,555	83,659	0	0
	88.461.600-K	Comm. Adm.	Invoices payable	210,030	176,495	0	0
Unimarc Internacional S.A.	88.486.700-2	Comm. Adm.	Debtors from sales	5,504	4,625	101,635	86,409
Inversiones Errazuriz Ltda.	88.541.600-4	Comm. Adm.	Curr. Acct. Receivable	42,793,419	0	40,926,425	0
	88.541.600-4	Comm. Adm.	Curr. Acct. Payable	24,660,605	0	40,030,794	0
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholder	Curr. Acct. Receivable	1,076,511	490,754	1,582	0
	94.716.000-1	Shareholder	Curr. Acct. Payable	1,645,959	0	1,072,650	0
Holding S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	294,414	0	0	0
	94.827.000-5	Comm. Adm.	Debtors from sales	1,002,812	842,699	0	0
	94.827.000-5	Comm. Adm.	Invoices payable	943,198	792,603	0	0
UMS S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	36,647,998	200,000	50,528,223	0
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	26,880,343	0	43,146,711	0
	96.509.820-8	Comm. Adm.	Debtors from sales	287,433	241,540	0	0
	96.509.820-8	Comm. Adm.	Invoices payable	23,557,684	19,796,373	22,242,646	0
Infonac S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	6,740	0	504,670	0
	96.524.230-9	Comm. Adm.	Curr. Acct. Payable	153,165	0	166,229	0
	96.524.230-9	Comm. Adm.	Debtors from sales	125,491	105,454	0	0
Cosayach Nitrato S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Payable	143,093	0	0	0
Emp Nacional de Pesca S.A.	96.540.500-3	Comm. Adm.	Curr. Acct. Receivable	0	0	48,625	0
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	1,299,836	0	0	0
	96.542.240-4	Comm. Adm.	Curr. Acct. Payable	3,344,868	0	655,626	0
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Adm.	Curr. Acct. Receivable	0	0	84,844	0
	96.574.110-0	Comm. Adm.	Curr. Acct. Payable	118,880	0	265,886	0
	96.574.110-0	Comm. Adm.	Invoices payable	213,472	179,388	78,781	0
Alimentos Nacionales S.A.	96.587.510-7	Shareholder	Debtors from sales	138,135	116,079	93,141	0
Gafonac S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	23,415,228	0	7,784,197	0
	96.591.240-1	Comm. Adm.	Curr. Acct. Payable	29,865,748	105,504	18,066,956	0
	96.591.240-1	Comm. Adm.	Invoices payable	688,990	578,983	0	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				12-31-2004		12-31-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Salmoconcesiones S.A.	96.603.640-0	Comm. Adm.	Debtors from sales	255,077	214,350	0	0
Comercial Cidef S.A.	96.622.770-2	Comm. Adm.	Curr. Acct. Receivable	94,091	0	94,637	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	30,815	0	189,961	0
	96.630.310-7	Comm. Adm.	Curr. Acct. Payable	47,070	0	293,805	0
	96.630.310-7	Comm. Adm.	Invoices payable	0	0	101,760	86,238
Agricola Paredones S.A.	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable	6,867	0	108,552	0
	96.630.320-4	Comm. Adm.	Debtors from sales	0	0	101,512	86,028
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Payable	188,694	0	188,139	0
	96.657.460-7	Comm. Adm.	Debtors from sales	179,201	150,589	0	0
Mercantil Cidef S.A.	96.680.010-0	Comm. Adm.	Curr. Acct. Payable	135,254	0	289,315	0
	96.680.010-0	Comm. Adm.	Invoices payable	70,935	59,609	67,276	57,014
Adm Mutuos Mi Casa S.A.	96.786.870-1	Comm. Adm.	Curr. Acct. Payable	40	0	62,145	0
Servicios de Personal Austral S.A.	96.797.780-2	Comm. Adm.	Curr. Acct. Payable	99,292	0	0	0
Administradora Austral S.A.	96.798.240-7	Comm. Adm.	Curr. Acct. Receivable	171,627	0	0	0
	96.798.240-7	Comm. Adm.	Curr. Acct. Payable	153,747	0	0	0
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	1,398,737	0	0	0
	96.799.480-4	Comm. Adm.	Curr. Acct. Payable	981,960	0	0	0
	96.799.480-4	Comm. Adm.	Invoices payable	121,888	102,426	0	0
Vinedos Errazuriz Ovalle S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	447,185	0	348,395	0
	96.822.650-9	Comm. Adm.	Curr. Acct. Payable	156,709	0	2,461,899	0
	96.822.650-9	Comm. Adm.	Debtors from sales	8,748	7,351	278,487	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	6,142	0	71,433	0
	96.850.700-1	Comm. Adm.	Curr. Acct. Payable	429,742	0	389,987	0
	96.850.700-1	Comm. Adm.	Invoices payable	0	0	70,472	59,722
Adm. y Servicios Multifuncional S.A	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	622,585	0	0	0
	96.879.010-2	Comm. Adm.	Curr. Acct. Payable	683,040	0	0	0
Adm . y Servicios Vina del Mar S.A.	96.879.030-7	Comm. Adm.	Curr. Acct. Receivable	27,744	0	0	0
Servicios Multifuncionales S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	561,066	0	0	0
	96.879.070-6	Comm. Adm.	Curr. Acct. Payable	565,383	0	0	0
	96.879.070-6	Comm. Adm.	Invoices payables	27,758	23,326	0	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
			12-31-2004		12-31-2003
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Gestion de Servicios e Inversion S.A.	96.879.080-3	Comm. Adm.	Curr. Acct. Receivable	27,695	0	0	0
Adm y Serv Generales S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	539,371	0	0	0
	96.879.090-0	Comm. Adm.	Curr. Acct. Payable	558,959	0	0	0
	96.879.090-0	Comm. Adm.	Invoices payables	26,930	22.630	0	0
Empresa de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	363,809	0	0	0
	96.898.490-K	Comm. Adm.	Curr. Acct. Payable	563,320	0	0	0
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	929,861	0	0	0
	96.913.160-9	Comm. Adm.	Curr. Acct. Payable	788,555	0	0	0
	96.913.160-9	Comm. Adm.	Debtors from sales	156,416	131.442	0	0
	96.913.160-9	Comm. Adm.	Invoices payable	96,816	81.357	0	0
Salmones de Chile S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	1,137,086	0	0	0
	96.914.410-7	Comm. Adm.	Curr. Acct. Payable	5,349,146	0	242.207	0
Corporacion de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	9,371,378	0	3.797.635	0
	96.923.970-1	Comm. Adm.	Curr. Acct. Payable	23,709	0	362.990	0
	96.923.970-1	Comm. Adm.	Invoices payable	0	0	108.992	0
Lechera la Esperanza S.A.	96.980.220-1	Comm. Adm.	Invoices payable	447,328	375.905	0	0
Atacama Chemical	99.505.320-9	Comm. Adm.	Curr. Acct. Payable	222,112	0	0	0

07. INVENTORY

This item, as of December 31, 2004 and 2003, is structured as follows:

Items	2004	2003
	ThCh$	ThCh$

Inventories	10,420,161	11,851,534
Imports	20,503	24,677

Total	10,440,664	11,876,211

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of ThCh$7,906,656 at December 31, 2004, and ThCh$6,579,954 of active net at December 31, 2003, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	12-31-2004				12-31-2003
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	80,859	57,471	0	0	74,198	54,093	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	6,303	1,367	0	0	5,813	0	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	0	2,012	14,022	4,429	17,715	23,791	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	79,561	318,247	284,135	1,086,718	0	0	314,094	1,195,634
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	6,758	34,818	0	152,787	11,534	57,771	0	0
Tax losses of the period	0	0	0	0	0	0	0	0
Accumulated tax losses	46,447	8,623,295	0	0	132,990	7,656,210	0	0
Profit from leaseback difference	62,103	248,407	0	0	63,213	252,849	0	0
Prepaid expenses	0	0	113,230	6,076	0	0	102,611	0
Provision of judgement	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	1,060	113,671
OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0
TOTALS	282,031	9,283,605	399,377	1,259,603	292,177	8,038,638	441,556	1,309,305

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	12-31-2004	12-31-2003

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	463,960	1,852,027
Tax benefits due to tax losses	1,070,523	-434,992
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	1,534,483	1,417,035

09. OTHER CURRENT ASSETS

As of December 31, 2004 and 2003, the following concepts are presented under this item:
Items	2004	2003
	ThCh$	ThCh$

Balance receivable (Argentina)
Leasing and Insurance deferred VAT	44,910	34,700
Other	72,590	61,144
Deposits	279,473	0
Customer Duty	5,740	12,357

Total	402,713	108,201

10. FIXED ASSETS

Fixed Assets, as of December 31, 2004 and 2003, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2004 M$			2003 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	38,991,340		38,991,340	40,160,540		40,160,540
Construction and infrastructure works	51,611,741	(6,635,880)	44,975,861	58,107,886	(6,148,633)	51,959,253
Machinery and Equipment's equipment	23,405,837	(10,170,359)	13,235,478	23,149,571	(9,130,886)	14,018,685

Other Fixed Assets
Furniture and Fixtures	4,338,596	(2,591,415)	1,747,181	4,396,733	(2,146,074)	2,250,659
Facilities	9,834,539	(4,111,619)	5,722,920	10,297,063	(3,989,053)	6,308,010
Works in progress	1,872,593	0	1,872,593	1,828,682	0	1,828,682
Assets in Leasing	21,416,179	(2,367,297)	19,048,882	19,673,156	(1,894,840)	17,778,316
Sub-totals	37,461,907	(9,070,331)	28,391,576	36,195,634	(8,029,967)	28,165,667
Totals	151,470,825	(25,876,570)	125,594,255	157,613,631	(23,309,486)	134,304,145

Assets in Leasing

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,576,889	166	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	2,862	7	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	134,091	7	10-04-05	US$+TIP
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,443,372	255	05-12-25	UF+TIP
Telmex	Supermercados	1,718,193	62	01-01-10	US$+TIP
Deferred Profit Lease Back	SM La Florida	(1,826,522)

Totals		19,048,885

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:

Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.0000	0.0000	8,068	2,884	5,727	-829	2,405	(453)	3,615	1,212	0	0	3,615	1,212
TOTAL													3,615	1,212	0	0	3,615	1,212

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	12-31-2004		12-31-2003
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	732,234	7,579,940	736,179	8,312,174
96.799.180-5	Inmobiliaria de Supermercados S.A.	464,137	5,414,923	464,137	5,879,059
88.627.400-9	Unimarc Abastecimientos S.A.	87,152	1,183,818	87,153	1,270,971
88.461.600-k	Servicios integrales S.A.	0	0	836,730	0
87.678.300-2	Comercial S.M. Rancagua S.A.	2.415	44,082	1,812	46,532
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	2	34	0	0
96.629.940-1	Transportes Santa Maria S.A.	300	5,708	0	0
Total		1,286,240	14,228,505	2,126,011	15,508,736

Higher Value

TAXPAYER NUMBER	COMPANY	12-31-2004		12-31-2003
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance
96.800.910-9	Publicidad y Promoc. Unimarc SA	0	0	585,600	0
86.360.500-8	Adm. de Supermercados S.A.	4,368	34,694	4,408	39,063
87.678.300-2	Comercial S.M. Rancagua S.A.	0	0	199,175	0
96.825.920-2	Adm. y Servicios Temuco S.A.	0	0	985	0
96.833.710-6	Serv.de Proteccion y Seguridad S.A.	0	0	1,714	0
96.833.720-3	Adm. y Servicios Chillan S.A.	0	0	1,040	0
96.836.500-2	Adm. y Servicios las Tranqueras S.A.	0	0	616	0
96.836.510-K	Adm. y Servicios Machali S.A.	0	0	720	0
96.836.520-7	Adm. y Servicios Cordillera S.A.	0	0	840	0
96.757.830-4	Adm. y Servicios Talcahuano S.A.	0	0	786	0
96.799.480-4	Administradora de Recursos S.A.	0	0	13,239	0
96.621.750-2	Com. e Inmob.Concepcion S.A.	0	0	26,062	0
79.785.340-2	Unimarc Organizacion y Serv. S.A.	489	0	0	0
	TOTAL	4,857	34,694	835,185	39,063

13. OTHER (Assets)

Other Long Term Assets

As of December 31, 2004 and 2003, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:
Items	2004	2003
	ThCh$	ThCh$

Warranties	786,252	838,437
Computational system project	135,883	557,010
Other Taxes to be recovered from Subsidiary in Argentina	0	0
Other long term assets	225,978	190,525

Total	1,148,113	1,585,972

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of December 31, 2004 and 2003, is the following:
TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03	12-31-04	12-31-03
Short Term (code 5.21.10.10)
97.041.000-7	Bank Boston	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	703,044	1,575,258	0	736,180	703,044	2,311,438
97.036.000-K	Banco Santander Santiago	0	0	0	0	0	0	0	0	0	0	0	1,141,815	0	1,141,815
97.051.000-1	Banco del Desarrollo	3,612,539	2,689,901	0	0	0	0	0	0	0	0	0	0	3,612,539	2,689,901
96.621.750-2	Banco Sudameris	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Lloyds Bank	0	0	0	0	0	0	0	0	0	0	0	0	0	0
97.032.000-8	Bhif	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Hispanoamericano	0	0	0	0	0	0	0	0	0	0	0	0	0	0
0-E	Export Import Bank	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	3,612,539	2,689,901	0	0	0	0	0	0	703,044	1,575,258	0	1,877,995	4,315,583	6,143,154
	Debt capital amount	3,605,695	2,685,213	0	0	0	0	0	0	702,342	1,554,049	0	1,854,833	4,308,037	6,094,095
	Avg. Annual Interest Rate	4.1	9.0							6.5	8.0
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	549,861	525,907	0	0	549,861	525,907
0-E	KfW	460,590	265,088	0	0	0	0	0	0	0	0	0	0	460,590	265,088
0-E	Export-Import Bank	0	68,290	0	0	0	0	0	0	0	0	0	0	0	68,290
0-E	Societe Generale	0	0	0	0	0	0	87,048	55,338	0	0	0	0	87,048	55,338
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	47,564	44,907	0	0	47,564	44,907
97.041.000-7	Bank Boston	2,267,168	2,486,095	0	0	0	0	0	0	0	0	0	0	2,267,168	2,486,095
97.032.000-8	BBVA	0	0	0	0	0	0	0	0	0	0	0	0	0	0
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	205,994	0	205,994	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,727,758	2,819,473	0	0	0	0	87,048	55,338	597,425	570,814	205,994	0	3,618,225	3,445,625
	Debt capital amount	2,648,947	2,719,647	0	0	0	0	84,755	48,215	582,404	552,570	200,265	0	3,516,371	3,320,432
	Avg. Annual Interest Rate	4.1	6.5					14.5		8.1	8.0

	Percentage of obligations in foreign currency (%)			81.01

	Percentage of obligations in domestic currency (%)			18.99

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of December 31, 2004 and 2003, is the following:
Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	570,671	607,223	774,066	0	0	0	1,951,960	8.0	2,485,994
96.621.750-2	KfW	Dollars	419,347	419,347	838,693	1,677,390	0	0	3,354,777	4.3	4,121,100
97.018.000-1	Scotiabank	U.F.	4,473	0	0	0	0	0	4,473	8.0	51,850
96.621.750-2	Societe Generale	Other currencies	118,839	128,474	28,104	0	0	0	275,417	14.5	390,105
97.041.000-7	Bank Boston	Dollars	2,229,600	5,298,837	0	0	0	0	7,528,437	4.04	10,655,151
97.036.000-K	Santander Santiago	$ non readjustment	218,003	237,312	258,277	0	0	0	713,592	3.48	0
TOTAL			3,560,933	6,691,193	1,899,140	1,677,390	0		13,828,656		17,704,200
Percentage of obligations in foreign currency (%)	80.69

Percentage of obligations in domestic currency (%)	19.31

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of December 31, 2004 and 2003, the breakdown of this item is the following:
Items	2004	2003
	ThCh$	ThCh$
Holidays Provisions	47,764	45,132
Expenses Provisions	357,464	127,845
Expenses Operational	0	0
Judgement Provisions	303,807	217,021
Other Provisions	246,707	103,517
Total	955,742	493,515
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2004, the amount to be accrued is shown under the item Income received in advance of current liabilities.

With date July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the town of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being yielded at December 31 2004 the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $ 1,113,685.
Items	Short-term		Long-term
	2004	2003	2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	421,394	730,374	1,474,880	3,286,683

Total	421,394	730,374	1,474,880	3,286,683

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$21,161 and ThCh$22,218 as of December 31, 2004 and 2003, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2004	2003	2004	2003
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,153	6,295
Transportes Santa Maria S.A.	0.40000	2.00000	(1,824)	(3,338)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,696	2,967
Unimarc Organizacion y Servicios S.A.	0.43726	0.04500	14,125	16,281
Inmobiliaria y Supermercados S.A.	0.00004	0.00004	10	10
Supermercados Hipermarc S.A.	0.00001	0.00001	2	3
Total			21,162	22,218

19. CHANGES IN EQUITY

The equity variations of the 2004 and 2003 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$(2,377,816) and ThCh$(6,705,291) (historic figure) as of December 31, 2004 and 2003 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Securities and Insurance Supervisor, dated September 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Securities and Insurance Supervisor and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY Changes in Equity

12-31-2004										12-31-2003
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	56,432,718		28,864,630	-4,272,282		21,170,826				55,873,978		28,578,842	2,408,920		22,561,022			-1,599,807
Distribution Previous Period						-4,249,357									-1,599,807			1,599,807
Final Dividend Previous Period
Capital increase with cash share issuance
Capitalization of Profits and/or Reserves
Period of Development Accumulated Deficit
Accumulated Readjustment due to translation difference				-2,377,816									-6,705,291
Own Capital Revaluation	1,410,818		721,616	-106,807		423,037				558,740		285,788	24,089		209,611
Profit/Loss for the Period									-7,115,008									-4,249,357
Provisional Dividends
Closing Balance	57,843,536		29,586,246	-6,756,905		17,344,506			-7,115,008	56,432,718		28,864,630	-4,272,282		21,170,826			-4,249,357
Updated Balances										57,843,536		29,586,246	-4,379,089		21,700,097			-4,355,591

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	56,432,718		56,432,718

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of December 31, 2004 and 2003, the breakdown of this item is formed as follows

Other non-operating income

Items	2004 ThCh$	2003 ThCh$

Rentals	273,125	54,817
Discounts for purchases	61,425	29,952
Cashier register overage	336,227	203,621
Other non-operating income	0	642,432
Profits from disposal of fixed assets	508,555	447,256
Payment according to contract of October 23, 2002	0	0
Total	1,179,332	1,378,078

Other non-operating expenses

Items	2004 ThCh$	2003 ThCh$

Penalties and sanctions	14,555	5,748
Cashier register lacks	6,925	0
Other non-operating expenses	79,046	87,733
Loss from other assets sale	0	0
Loss from assets fixed sale	1,049,540	193,121

Total	1,150,066	286,602

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	12-31-2004	12-31-2003
Inventories		$0	0
Fixed assets		$2,019,726	971,166
Investments in related companies		$377	160,793
Accounts receivables with related companies		$528,582	22,236
Other non-monetary assets		$15,112	23,925
Accounts of expenses and costs		$113,764	0
Total (charges) credits		2,677,561	1,178,120

LIABILITIES (CHARGES) / CREDITS
Equity		$(2,448,663)	(1,105,186)
Accounts payable with related companies	$, UF	23,828	831
Obligations with banks	UF	(79,358)	(55,762)
Minority interest		$1,066,143	348,540
Non-monetary liabilities	$, UF	(1,086,134)	(214,674)
Income account		$(49,355)	(9,162)
Total (charges) credits		(2,573,539)	(1,035,413)
(Loss) Profit due to monetary correction		104,022	142,707

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		12-31-2004	12-31-2003
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	0
Other non-monetary assets	US$	3,509	(12,133)
Accounts receivables with related companies	US$	(679,687)	0
Total (charges) credits		(676,178)	(12,133)
LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	620,637	4,315,332
Other non-monetary liabilities	US$	3,777	6,008
Result from the translation of Argentinean Subsidiary	US$	0	(2,161,799)
Total (charges) credits		624,414	2,159,541
(Loss) Profit due to monetary correction		(51,764)	2,147,408

23. CONTINGENCIES & RESTRICTIONS

    Direct commitments

a.1) Banco BBVA

As of December 31, 2004, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

    Claims being heard at an Arbitrating venue:

At present there are 29 claims - Arbitration Folders; each one bears the name Folder No. 01 though No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, sentence awarded.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, sentence awarded.

Folder No. 9, sentence awarded.

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, in a stage of summons to hear the final sentence.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, sentence awarded.

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed).

a.2) Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,664,092, ThCh$2,750,958 and ThCh$1,189,036, respectively, for credits granted by Corp Banca which as of December 31, 2004 amount to ThCh$2,501,821.

a.3) Banco del Desarrollo

As of December 31, 2004, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,488,988 and ThCh$3,399,297, respectively, and the debt's value as of December 31, 2004 amounts to ThCh$3,612,539.

a.4) Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,093,834, and the debt's value as of December 31, 2004 amounts to ThCh$919,586.

a.5) Banco BankBoston

As of the closing date of these financial statements, the capital credit as of December 31, 2004 in the amount of US$17,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.6) Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of December 31, 2004, the short-term and long-term debts with KfW amount to US$6.8 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of a Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

    Guaranties received from third parties

    b.1) Banco Do Brasil

    In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of December 31, 2004 amounts to ThCh$703,044. The property lodged as collateral is P.A.M. Carolina III, limited to US$ 1,500,000.

    b.2) Banco Scotiabank SudAmericano

    Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,013,511 for a loan which as of December 31, 2004, amounts to ThCh$52,037.

    Indirect commitments

    c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

    On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. inform according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, that the amounts of the obligations that hypothetically could affect our company, that was guarantor, it would reach to an equivalent amount to 30.80% for the credit of the year 1994, that is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from March 02, 2000, and 38.82% for the credit of the year 1996, that is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more guarantors, once concluded the respective process that can begin against those, and liquidated of the other companies.

    As per our lawyer's opinion, there is no said debt, because, the obligation has been extinct by prescription. The arguments has been explained in "State Street Bank and Trust Company against Inversiones Errazuriz and others". The bank has answered the arguments above mentioned, and, as a support to its arguments, has accompanied to the trial, copy of the final decision obtained by the Bank in the United States. Besides, it is still pending, before the Court of Appeal of Santiago, a motion of incompetence intended by Inversiones Errazuriz Ltda. The plaintiff have had to face several allegations, in which Inversiones Errazuriz Ltda, argues the extinction of all the debts and of all the obligations arising of the agreements and contracts among the parties involved. Inversiones Errazuriz Ltda, and the other parties suited by the Bank have asked Chilean Courts to be indemnified of all the damages incurred because of the actions intended by the Bank. As a conclusion, Inversiones Errazuriz Ltda, questions the existence of the debt.

    c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of December 31, 2004 amount to ThCh$3,040,225 the purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

    Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

    c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of December 31, 2004 amounts to ThCh$2,689,747.

    c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

    c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

    c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on third degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inversiones Culenar S.A.

    c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that have this last in favor of Renta Nacional Compania de Seguros de Vida S.A.

    Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 193,723.94 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to ARG$5,522,986,65 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment in kind for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). The remaining balance of the obligation at December 31, 2003, amounts to ThCh$362,465 (Chilean pesos), corresponding to ARG$1,934,579 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) As consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assume other commitments, including the one of maintaining harmless to the buyer for all the claims previous to the closing date (01 of Julio of 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately in dollars by 924.746,00 retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the sum of $750.000,00.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1.800.000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinian Branch.

d.6) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgages the real estate known as Terreno Arturo Prat in Concepcion, which as of December 31, 2004 has an accounting value of ThCh$2,769.819, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A., keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of December 31, 2004 amounts to ThCh$2,689,747.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On june 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Other contingences

On December 10, 2004, the society Supermercados Unimarc S.A. presented before the Tribunal of the Free Competition a demand against Nestle Chile S.A., by the infractions made by this last one to the D.L. number 211 on free competition. The damages and compensable damages caused by attitudes and facts of character of monopoly of Nestle Chile S.A., and the supposed debt of Unimarc will be determined by the competent tribunals.

f) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$303,807 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	12-31-04	12-31-03	09-30-05	Assets	09-30-06	Assets	09-30-07	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage		5,591,742	2,613,124	3,011,901	0	0	0	0	0	0
Scotiabank	S. Unimarc S.A.	NO	Mortgage		1,191,324	63,058	96,756	0	0	0	0	0	0
Santiago	S. Unimarc S.A.	NO	Mortgage		11,037,952	962,946	1,156,019	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		12-31-04	12-31-03
Current Assets
Available	US$	111	122
Notes Receivable	US	6,969	20,477
Other Current Assets	Arg. Peso	502,060	443,987
Other Current Assets		$23,828,316	24,895,923
Related co, Notes Receivable	US$	0	0
Other Current Assets	UF	3,126	0
Notes Receivable	UF	190,745	195,559
Inventories	US$	21,879	37,080
Prepaid Expenses	UF	250,558	230,999
Debtors from sales	US$	13,897	22,269
Other Current Assets	US$	5,740	12,357
Deposits to term	US$	279,473	304,770
Deferred tax	UF	0	0
Other Current Assets	UF	44,907	34,699
Fixed Assets
Fixed assets		$88,841,595	88,429,156
Fixed assets	Arg, $	40,752,660	45,874,989
Other Assets
Other Assets		$22,586,363	11,778,424
Other Assets	UF	61,243	63,694
Other Assets	Arg, $	723,641	735,246
Related co, Notes Receivable	US$	0	11,210,390
Long-term Debtors	US$	352,533	363,115
Notes Receivable	UF	169,249	176,821
Other Assets	US$	8,361	9,130
Total Assets
	US$	688,963	11,979,710
	UF	719,828	701,772
	Arg, $	41,978,361	47,054,222
		$131,256,274	125,103,503

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		12-31-2004		12-31-2003		12-31-2004		12-31-2003
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	1,300,469	0	2,146,071	0	0	0	0	0
Obligations with banks	US$	0	0	0	0	6,340,297	9.00%	5,509,376	8.00%
Obligations with banks	Arg, $	17,878	0	13,834	0	69,170	0	41,503	0
Sundry creditors	US$	69,643	0	53,453	0	287,898	0	100,436	0
Sundry creditors	US$	68,463	0	68,425	0	23,160	0	214,597	0
Sundry creditors	US$	68,650	0	11,807	0	26,765	0	85,659	0
Sundry creditors	UF	155,466	0	135,459	0	151,513	0	53,613	0
Sundry creditors	UF	46,195	0	33,784	0	0	0	0	0
Sundry creditors	UF	14,248	0	12,918	0	42,082	0	37,881	0
Sundry creditors	Non-readj $	385,258	0	1,035,789	0	0	0	0	0
Accounts payable	Non-readj $	17,419,887	0	18,156,645	0	0	0	0	0
Accounts payable	Arg, $	307,390	0	1,426,928	0	136,773	0	0	0
Accounts payable	US$	4,275,086	0	4,072,267	0	0	0	0	0
Notes payable	Arg, $	36,875	0	150,650	0	54,506	0	0	0
Notes payable	Non-readj $	0	0	13,313	0	0	0	0	0
Notes payable	US$	9,582	0	17,165	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	12,403,308	0	4,862,315	0	0	0	0	0
Notes payable	UF	0	0	0	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	76,193	0	417,761	0	0	0	0	0
Other liabilities	Arg, $	396,661	0	235,045	0	0	0	0	0
Other liabilities	Arg, $	0	0	0	0	0	0	0	0
Other liabilities	Non-readj $	1,242,325	0	1,081,796	0	0	0	0	0
Obligations with banks	Non-readj $	205,994	0	1,877,994	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Related co, Notes & acc, Payable	UF	94,328	0	88,804	0	285,610	0	261,382	0
Other liabilities	US$	105,349	0	182,594	0	316,045	0	547,781	0
Related co, Notes & acc, Payable	US$	0	0	824,543	0	0	0	0	0
Total Current Liabilities	UF	1,610,706	-	2,417,036	-	479,205	-	352,876	-
	US$	4,596,773	-	5,230,254	-	6,994,165	-	6,457,849	-
	Arg. $	834,997	-	2,244,218	-	260,449	-	41,503	-
	Non-readj $	31,656,772	-	27,027,852	-	0	-	0	-

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 12-31-2004
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	218,401	0	286,018	0	897,369	0	193,209	0
Sundry creditors	US$	934,208	0	366,225	0	0	0	0	0
Sundry creditors	US$	179,978	0	0	0	0	0	0	0
Sundry creditors	US$	6,374	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	53,334	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,405,743	0	1,623,377	0	2,853,943	0	11,248,094	0
Other long-term liabilities	US$	842,788	0	632,092	0	0	0	0	0
Obligations with banks	UF	1,182,367	0	774,066	0	0	0	0	0
Obligations with banks	US$	8,367,131	0	838,693	0	1,677,390	0	0	0
Notes payable	ARG, $	538,079	0	332,992	0	15,551	0	0	0
Notes payable	US$	0	0	0	0	0	0	0	0
Obligations with banks	ARG, $	247,312	0	28,105	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	830,392	0	0	0	0	0	0	0
Obligations with banks	ARG, $	0	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	455,315	0	258,277	0	0	0	0	0
Total Long Term Liabilities
	UF	2,806,511	-	2,683,461	-	3,751,312	-	11,441,303	-
	US$	11,160,871	-	1,837,010	-	1,677,390	-	0	-
	ARG, $	838,725	-	361,097	-	15,551	-	0	-
	$ non readj.	455,315	-	258,277	-	0	-	0	-

Long Term Liabilities Previous Period 12-31-2003
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,158,283	0	1,258,010	0	121,551	0	0	0
Obligations with banks	US$	5,784,959	0	6,701,789	0	2,289,503	0	0	0
Obligations with banks	ARG, $	206,813	0	183,292	0	0	0	0	0
Notes payable	ARG, $	0	0	0	0	0	0	0	0
Sundry creditors	UF	207,559	0	259,306	0	812,316	0	377,479	0
Sundry creditors	US$	64,247	0	0	0	0	0	0	0
Sundry creditors	US$	307,585	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	UF	1,309,778	0	1,513,191	0	2,660,234	0	12,047,578	0
Other long-term liabilities	US$	1,460,748	0	1,460,748	0	365,187	0	0	0
Sundry creditors	US$	100,046	0	0	0	0	0	0	0
Sundry creditors	UF	0	0	0	0	0	0	0	0
Other Notes payable	US$	0	0	0	0	0	0	0	0
	UF	2,675,620	-	3,030,507	-	3,594,101	-	12,425,057	-
	US$	7,717,585	-	8,162,537	-	2,654,690	-	0	-
	ARG, $	206,813	-	183,292	-	0	-	0	-

25. PENALTIES

As of December 31, 2004, doesn't exist sanctions that affect neither to the society or their management.

26. LATEST FACTS

1.- On January 22, 2005, definitive failure of the Supreme Court of the United States was dictated in that the petition was refused made by the trial among Investments Errazuriz Ltda. and others with State Street Bank and Trust Company, just as it is described in the paragraph c.1. of the Note number 23, Contingencies and Restrictions.

2.- On January 21, 2005, the society Supermercados Unimarc S.A. presented before the Fiscalia Nacional Economica an accusation for new facts against Nestle Chile S.A., for infractions made the D.L. number 211 on free competition.

To the date of presentation of the present financial states other later facts don't exist.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. ACCOUNTS PAYABLE

At December 31, 2004 and 2003, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:
ITEMS	2004 ThCh$	2003 ThCh$
Suppliers of Goods	20,848,131	21,733,115
Suppliers of Frozen	754,493	473,120
Suppliers of Transportation	92,348	39,846
Hipermarc Suppliers	444,164	1,426,927
Total	22,139,136	23,673,008

29. PREPAID EXPENSES

At December 31, 2004 and 2003, the breakdown of this item is the following:
ITEMS	2004 ThCh$	2003 ThCh$
Operating Materials	779,155	466,129
Prepaid Publicity	0	22,159
Prepaid insurance	16,991	226,488
Other prepaid expenses	17,098	83,314
Total	813,244	798,090

30. SHORT AND LONG TERM SUNDRY CREDITORS

At December 31, 2004 and 2003, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2004	2003	2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	413,871	187,517	2,895,430	1,703,484
Securities Received	46,708	43,684	0	0
Drawn and not collected checks	39,774	830,867	0	0
Computational System Financing	168,970	0	0	0
Other creditors (Insurance, Freight, Custom Duties)	670,018	781,752	186,352	425,054
Total	1,339,341	1,843,820	3,081,782	2,128,538

ESSENTIAL FACTS

  Essential Fact dated January 14, 2004

  Given the strong revaluation of the Chilean peso for a precipitate and not forecast decrease of the value of the dollar, the obligations of Supermercados Unimarc S.A. with the Bank Do Brazil, for approximately ThCh$2,250,000, saw increased their expression in that foreign currency, overcoming the limits established by the Headquarters House of the saying Bank in Brasilia.

  The above-mentioned motivated a series of negotiations between the affected, Bank Do Brazil and Supermercados Unimarc S.A., in order to solve the problem, which remained full satisfaction of the parts on yesterday afternoon.

  The rising in the value of the securities of Supermercados Unimarc S.A. yesterday, that overcame in Stock Exchange to the 30%, we understand that it does not keep no relationship with these facts, but rather with the better administration that comes carrying out the Company with the new administration, or because of the actions of speculators.

  Essential Fact dated January 15, 2004

  The negotiations with the Bank Do Brazil, held in a convenience way for each part, finished in a successfully way on the Thursday afternoon, to whole satisfaction of the parties and without existing any illicit pressure against our society, that would had been unacceptable.

  The negotiations were motivated fundamentally in a difference arised in relation with the minor value of the dollar, that had increase in their expression in foreign currency, the contracted obligations in Chilean peso, what led to overcome the amount preset in Brasilia for the Chilean Branch of saying Brazilian Bank. For this, Supermercados Unimarc S.A. paid the amount of US$2,800,000 in cash and remained slope for March 31, the adds amount of US$1,000,000 in order to pay the exact value, according to the future behavior of the price of the dollar in Chile.

  Regarding the murmurs of press in the sense of having requested said foreign Bank the bankruptcy of our Society in the context of the referred negotiations, we could inform that we does not have no antecedent in this respect, by no means we have been notified of such eventual crime proceed, that does not agree with the Chilean legislation and less with the conduct of a state Bank from Brazil, of the prestige of the Bank Do Brazil.

  Essential Fact dated April 27, 2004

In Shareholders Ordinary Meeting entered into April 26, 2004, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

  Mr. Cristian Rosselot Mora
  Mr. Francisco Javier Errazuriz Ovalle
  Mr. Eduardo Viada Aretxabala
  Mr. Victor Hugo Cantillano Vergara
  Mr. Elias Errazuriz Errazuriz
  Mr. Ramon Mendez Cifuentes
  Mr. Juan Enrique Barriga Ugarte
  Essential Fact dated May 24, 2004

  In Directors Meeting entered into May 19, 2004, was elected as Chairman of the Board Director of the Supermercados Unimarc S.A. society, Mr. Francisco Javier Errazuriz Ovalle.

  Essential Fact dated June 08, 2004

  In Directors Meeting entered into June 08, 2004, was accepted the resignation to the position of Director of Mr. Eduardo Viada Aretxabala, immediately afterwards he was designated as Chief Executive Officer. For the effects of the Article 42 of the Regulation of stock company, was designated Mr. Gustavo Andres Martinez Cuevas.

  In the referred meeting also was agree to leave vacancy Director's position that Mr. Viada occupied, until the next Ordinary Shareholders Meeting enter into, during that meeting the society's directory should be renewed.

  Essential Fact dated November 25, 2004

With this date, the Board of Directors of the society Supermercados Unimarc S.A., took knowledge and it accepted the renouncement that for strictly family reasons presented Mrs. Claudia Quezada Romero to the Commercial Management of the company, being named in her substitution Mr. Rafael Ruiz Pizarro.

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

As of December 31, 2004, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$174,643,426, that is a decrease of 5.52% compared to December 2003, that it is reflected by sales of item Fixed Assets, according to that described in the point 4.1 of these analyses, the Notes Receivables show a decrease that is explains due to a better administration of the collection, the item Inventories decrease as consequence of smaller purchases, applying to it a rationalization of the stock, nevertheless the Debtors for Sales show an increase regarding previous year.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of December 31, 2004, amounted to ThCh$174,643,426, which represents a decrease of 5.52% if compared to December 2003.

This is mainly due to the decrease of 20.26% of the Short and Long Term Obligations with Banks and Financial Institutions, as a consequence of the service of these financial debts during this period. The accounts payable also show a decrease. Nevertheless, the increase in payables to related companies increased if compared with same period for year 2003.

1.3 Current Liquidity

The liquidity index is 0.54 times as of December 31, 2004, which is a decrease as contrasted with the same period of the previous year, due to a drop in the current assets whereas the current liabilities feature an increase.

1.4 Acid Ratio

This ratio was 0.32 times as of December 31, 2004, whereas as of December 2003 was 0.33 times. This index variation is explained by the decrease in current assets in contrast to the increase in current liabilities.

1.5 Indebtedness Ratio

As of December 31, 2004 this ratio is 0.92 times, which features an increase when comparing it with December 2003, as a consequence of the increase in bills and accounts payable to related parties. However, the short- and Long-term Obligations with Banks and Financial Institutions decreased.

1.6 Short-term and Long-term Debt versus Total Debt

The index of short-term debt over the total debt was 55.5% in 2004 and 51.8% as of December, 2003. The increase in this index is explained by the reclassification of the Obligations with Banks and Financial Institutions as a consequence of the renegotiation of a credit with Bank Boston. For this reason the long-term debt decreases in the same proportion.

1.7 Coverage of Financial Expenses

The consolidated coverage index as of December 31, 2004 is greater as compared with the same period of previous year.

2. - Income Analysis

During the period as of December 31, 2004, the company evidenced a loss of ThCh$7,115,008.- This is a decrease if compared to year 2003 caused by the loss in Non Operating Income during this period. Nevertheless, the Operating Income rises.

2.1 Income from Operation

The income from operation in Supermercados Unimarc S.A. and affiliates as of December 2004 amounted to ThCh$ 119,443,814.-, that is, a decrease if compared with December 2003. The above is due to the closing of some stores and to the fierce competition in the supermarket industry, which caused a decrease in the sale in some of our stores.

2.2 Costs of Operation

As of December of year 2004, costs amounted to ThCh$ 93,202,688.- that is a 1.0% decrease versus December 2003, as a percentage of the Income from Operation.

2.3 Operation Margin

The operation margin as of December of year 2004 is ThCh$ 26,241,126.- that is, 5.57% less than the ThCh$ 27,788,440.- as of December of year 2003. As a percentage of income, the operation margin rises from 21.26% since December of year 2003 to 21.97% at December 2004.

2.4 Administration and Sales Expenses

The administration and sales expenses at December 2004 were ThCh$ 30,554,492.- and ThCh$ 32,468,844.- as of December of year 2003, which as a percentage of the income from operation translates as an increase of 3.0%.

2.5 Operating Income

This result as of December of year 2004 was ThCh$ -4,313,366.- whereas as of December of the previous year it was ThCh$ -4,680,404.- explained by a decrease in costs.

2.6 Non-Operating Income

The result as of December of year 2004 amounted to ThCh$-4,343,178 representing a decrease versus December of year 2003, partly caused by a decrease in the exchange rate difference.

2.7 Financial Expenses

The company's financial expenses for this period feature an increase if compared to December of year 2003. This reflects, in part, the renegotiation of the bank liabilities.

2.8 E.B.I.T.D.A.

As of December 2004, this index is lower than that as of the same period of the previous year due to the lower depreciation and income tax, and by the increase in expenses other than from operation.

2.9 Profit (Loss) after Tax

The result as of December of 2004 is greater loss versus the same period of the previous year.

3. - Analysis of the Cash Flow Statement

The final cash balance as of December 31, 2004 and 2003, was ThCh$2,002,003 and ThCh$1,021,471, respectively.

	2004 ThCh$	2003 ThCh$
Cash Flow from operating activities	(3,784,123)	(4,559,538)
Cash Flow from financing activities	2,771,944	5,726,288
Cash Flow for Investment activities	2,013,393	(1,906,794)
Effect of inflation on cash and cash equivalents	(20,682)	(22,169)
Opening balance	1,021,471	1,783,684
Final balance of cash and cash equivalent	2,002,003	1,021,471

The variation in the operation activities as of December of 2004 versus the previous year is explained by a decrease in the payment to suppliers. Nevertheless, the collection in debtors from sales also diminished.

The variation of the financing flow when comparing both periods is explained by the decrease in the loans obtained. The flow from investment activities shows the variation in fixed assets and the decrease in permanent investments.

4. - Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets comprised 71.9% by Fixed Assets, 3.64% by Accounts Receivable from Related Companies on a short term basis and 5.98% by to Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal provisions that have instructed by the Servicio de Impuestos Internos (Internal Revenue Service). Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

4.1 Investments and Disposals

During the period under analysis certain disposals and investments were made according to the following:

The investments made involved machinery, furniture and facilities and vehicles in one of our affiliates and the remodeling of some stores.

The main disposals in the period were:

  Real estate called Vina San Martin in the district of Vina del Mar.
  Land and Manquehue Sur Building, district of Las Condes

4.2 Inventory Turnover.

As of December 31, 2004 the inventory turnover is 8.35 times and 9.09 times as of the same period in the previous year.

4.3 Inventory Permanence.

As of December 31, 2004 the inventory permanence is 43.1 days and on the same period of the previous year it was 39.5 days.

5. - Profitability Analysis

5.1 Profitability of Equity

As of December 31, 2004 this profitability is -7.3%, and at the same period of the previous year it was -4.2%.

5.2 Profitability of the Assets

In this period the profitability of the assets is -4.1%, whereas for the same period in the previous year it was -2.4%.

5.3 Performance of the Operating Assets

The performance of these assets as of December 31, 2004 is -25.7%, which represents an increase versus the same period in the previous year which was -27.3%. This reflects the increase in the operating income for this period. However the average assets for this period is lower.

The asset accounts considered in this analysis are:

Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share as of December 31, 2004 was $-5.64, where for identical period in year 2003 it was -$3.45.

5.5 Return on Dividends

In the period under analysis no dividends were distributed. The per share value as of December 31, 2004 and 2003 is $ 31.80 y $ 8.01 respectively.

6. - Markets of participation, competition, and market share.

The Chilean supermarkets industry is characterized by having a great number of actors who participate in them, unlike other sectors of the national market: 30 participants nationwide share 43.7% of the business. The rest is in hands of D&S and Jumbo.

As per the information provided by the Instituto Nacional de Estadisticas, INE, as of December of year 2004 the accumulated real sales in supermarkets are 7.6% higher than those for the same period in 2003. In nominal terms, the General Supermarkets Sales Index featured a monthly variation of 34.2% y and 7.7% on a 12-month period. The accumulated variation January-December is 5.8%.

This year, it is expected that the 3 largest supermarket operators in Chile, that is, D&S, Falabella and Cencosud, shall launch an aggressive expansion strategy to gain more presence in the country. While the owner of Lider and the parent company of the Paulmann Group place their bet on incrementing the points of sale in regions and small cities, Falabella plans to expand its San Francisco brand in the districts of Santiago seeking to capture 10% of the sector.

On the other hand, Unimarc is being restructured, and projects sales by approximately US$220 million, with 42 supermarkets and a market share of 3.8%, starting an aggressive commercial and financial strategy intended to increase the level of sales.

During 2004, new supermarkets were opened in Curacavi, Guanaco, Las Parcelas, Zapadores and Quintero.

The company contemplates the opening of new supermarkets and the launch of an in-house credit card. Additionally, 650 cash registers were renewed. All these initiatives will add-up to an investment of US$15 million for this year, expecting a growth higher than 10%.

These new spirits in Unimarc are aimed at differentiating it from the large chains through an offer of imported goods from several countries, namely Denmark, India, Holland, Argentina, Colombia, Ecuador and Mexico, among others. These are high-quality products and at a very low cost to our customers.

Additionally, Unimarc announced the launching of its own credit card. This initiative shall provide many functions, alternatives and agreements that shall, most likely, cause it to be a highly competitive instrument.

Another news related with Unimarc, is the implementation of new technologies in cash registers. These cash registers are unique in the supermarket industry. They have flat screen, enable the payment of utility bills by our customers as well as bills from other companies through collection agreements, show a detail of the purchases and also show advertising images to the clients while they are in line for paying. Likewise, these cash registers shall also enable the customers to purchase, for instance, lotto tickets and the like.

To attract new customers and increase loyalty among current ones, the entire chain shall continue to implement the Unicheques promotion. It consists in handing tickets that may be exchanged for groceries, produce, baked goods, and meats in amounts of $3,000, $4,000 and $6,000, as per the actual purchase made. This will certainly attract new clients. With the same goal in mind, the company has maintained the promotions and discounts publicized through fliers distributed on a weekly basis.

7. - Market Risk Analysis.

The monthly growth of the economic activity, measured by the index IMACEC, reached 7.7% for the month of December, representing an annual growth of 5.9% in 2004, its best level since 1997. These sound results go together with the 10.2% growth evidenced by the industrial production in December. With this, the annual mobile average exceeded the 8% obtained at the same period in 2003; and the quarterly figure rose to 8.4%. Additionally, the sales in the industry for the month of December rose 9.7% versus the previous year. With this, the annual mobile average grew 7.5% and the quarterly one 7%. On the other hand, the Banco Central substantially improved the growth projection for year 2005. The projected figure is between 5.25% and 6.25% as per the Monetary Policy Report delivered last January.

The CPI for the month of December reached -0.4% therefore the final inflation for year 2004 totaled 2.4%. The main fluctuations affected the prices of the oil-related products. The CPI of the fuels rose by 14.3%. Additionally, there were rises above average in basic telephony, electric power, schooling, and bottled beverages. Major drops in prices were recorded in drinking potable, lunch menu, mortgage dividends, used cars and financial expenses.

The average observed dollar for the last quarter in 2004 was 593.39 pesos per dollar. This enables the sale of imported goods at lower prices to consumers.

The average unemployment rate for 2004 was 8.8%, 0.3% over the average of year 2003. That of the last quarter of 2004 was 7.8%. The drop in the unemployment rate by 0.8 % versus the previous mobile quarter reflects the creation of 44,460 jobs.  In 12 month's time there was a rise of 0.4%.

The number of people with jobs also grew. The figure was 2% higher than the previous quarter and 3.3% higher than the same period of the previous year (however this figure was not enough to absorb the growth in labor force), therefore an economic boost is expected which should benefit the supermarket industry.

7.1. - Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective, the company maintains debts at an average rate of 4.95%, which is comprised of 19.27% in domestic currency and 80.73% in foreign currency, mainly U.S. dollars. Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state that Operating Income of Supermercados Unimarc S.A. in foreign currency represents 2.10% of the total Operating Income, which is comprised 87.21% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 12.79% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.08% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2004
ASSETS	31-Dec-04	30-Sep-04	30-Jun-04	31-Dec-03

Available	2,002,003	1,514,637	1,275,137	716,701
Term Deposits	0	0	0	304,770
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	1,865,768	1,466,251	1,356,120	1,466,825
Notes Receivable (Net)	1,933,495	1,759,018	1,668,837	2,193,310
Sundry Debtors (Net)	565,807	938,261	81,227	74,576
Related Co. Bills receivables and Debtors	6,362,399	6,236,800	6,959,820	7,839,734
Inventories (Net)	10,440,664	11,009,814	10,738,546	11,876,211
Recoverable Taxes	761,688	247,588	339,621	819,825
Prepaid Expenses	813,244	911,445	771,584	798,090
Deferred Taxes	0	0	0	0
Other Current Assets	402,713	130,496	417,057	108,201
Total Current Assets	25,147,781	24,214,310	23,607,949	26,198,243

Land	38,991,340	41,587,520	39,766,546	40,160,540
Construction and Infrastructure Works	51,611,741	58,127,296	57,392,874	58,107,886
Machinery and Equipment	23,405,837	24,770,411	23,525,724	23,149,571
Other Fixed Assets	37,461,907	38,092,587	36,706,706	36,195,634

Depreciation (Less)	(25,876,570)	(27,175,766)	(25,834,212)	(23,309,486)
Total Fixed Assets	125,594,255	135,402,048	131,557,638	134,304,145

Investment in Related Companies	3,615	794	1,205	1212
Investments in other companies	0	0	0	0
Lower Value of Investments	14,228,505	15,326,693	14,867,739	15,508,736
Higher Value of Investments (less)	(34,694)	(37,712)	(36,884)	(39,063)
Long - Term Debtors	521,782	552,956	534,351	539,937
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	8,024,002	8,056,039	7,443,898	6,729,333
Intangibles	10,067	11,217	11,041	10,692
Amortization (Less)	0	0	0	0
Other	1,148,113	1,475,896	1,572,982	1,585,972
Total Other Assets	23,901,390	25,385,883	24,394,332	24,336,819
	174,643,426	185,002,241	179,559,919	184,839,207
Total Assets

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2004
LIABILITIES	31-Dec-04	30-Sep-04	30-Jun-04	31-Dec-03
Short -Term Obligation Banks & Financial Inst.	4,315,583	5,533,109	4,459,677	6,143,154
Obligation with Banks & Financial Inst. L/T Portion	3,618,225	4,072,987	3,718,764	3,445,625
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	22,139,136	19,595,247	23,226,193	23,673,008
Notes Payable	100,963	168,023	154,013	163,962
Sundry Creditors	1,339,341	1,616,066	871,926	1,843,820
Related Co. Notes and Accounts Payable	12,859,438	8,421,350	6,527,055	6,454,804
Provisions	955,742	876,918	581,441	493,515
Withholdings	421,779	682,417	484,254	516,280
Income Tax	144,119	0	0	157,667
Income Received in Advance	421,394	776,597	776,541	730,374
Deferred Taxes	117,346	46,458	107,298	149,379
Other Current Liabilities	0	0	0	0
Total Current Liabilities	46,433,066	41,789,172	40,907,162	43,771,588
Obligations with Banks & Financial Inst.	13,828,656	16,617,891	16,787,419	17,704,200
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	886,622	1,051,893	1,121,338	0
Sundry Creditors	3,081,782	1,936,968	1,859,804	2,128,538
Related Co. Notes and Account Payable.	18,014,883	19,237,679	18,313,196	17,530,781
Provisions	0	0	0	0
Other Long -Term Current Liabilities	1,474,880	2,904,453	3,106,162	3,286,683
Total Long -Term Liabilities	37,286,823	41,748,884	41,187,919	40,650,202
Minority Interest	21,162	17,780	19,085	22,218
Paid-in Capital	57,843,536	59,818,681	57,392,074	57,843,536
Capital Revaluation Reserves	0	1,136,555	459,137	0
Share premium	29,586,246	31,177,841	29,590,171	29,586,246
Other Reserves	0	0	0	0
Develop Period Accumulated Deficit (less)	(6,756,905)	(4,426,886)	(2,598,300)	(4,379,089)
Retained Earnings	10,229,498	13,740,214	12,602,671	17,344,506
Future Dividends Reserves	0	0	0	0
Accumulated Profits	17,344,506	18,277,556	17,346,807	21,700,097
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	(7,115,008)	(4,537,342)	(4,744,136)	(4,355,591)
Interim Dividends (less)	0	0	0	0
Total Equity	90,902,375	101,446,405	97,445,753	100,395,199
Total Liabilities	174,643,426	185,002,241	179,559,919	184,839,207

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2004
INCOME STATEMENT	31-Dec-04	30-Sep-04	30-Jun-04	31-Dec-03

Trading Income	119,443,814	93,049,154	59,667,976	130,732,565
Operating costs	(93,202,688)	(72,660,346)	(46,228,074)	(102,944,125)
Trading Margin	26,241,126	20,388,808	13,439,902	27,788,440
Adm. and Sales Expenses	(30,554,492)	(24,125,391)	(15,750,564)	(32,468,844)
Operating Results	(4,313,366)	(3,736,583)	(2,310,662)	(4,680,404)
Financial Income	453,184	219,351	101,300	71,468
Related Co. Invest. Profits	2,405	0	0	0
Other non-operating income	1,179,332	3,060,248	604,177	1,378,078
Related Comp. Invest. Losses	0	(480)	(5)	(1,924)
Lower Value Invest. Amortization	(1,286,240)	(1,016,338)	(643,055)	(2,126,011)
Financial Expenses	(3,594,051)	(2,649,066)	(1,599,860)	(3,257,431)
Other non-operating expenses	(1,150,066)	(1,209,657)	(1,146,395)	(286,602)
Price-level restatement	104,022	(181,665)	(188,466)	142,707
Exchange rate differences	(51,764)	(238,305)	(381,053)	2,147,408
Non-Trading Income	(4,343,178)	(2,015,912)	(3,253,357)	(1,932,307)
Profit Before Tax	(8,656,544)	(5,752,495)	(5,564,019)	(6,612,711)
Income Tax	1,543,483	1,205,986	813,760	1,417,035
Consolidated (Loss) Profit	(7,122,061)	(4,546,509)	(4,750,259)	(5,195,676)
Minority Interest	2,196	5,714	3,938	4,900
Net (Loss) Profit	(7,119,865)	(4,540,795)	(4,746,321)	(5,190,776)
Higher Value Invest. Amortization	4,857	3,453	2,185	835,185
Profits (Loss) of the Period	(7,115,008)	(4,537,342)	(4,744,136)	(4,355,591)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2004
FINANCIAL RATIOS	31-Dec-04	30-Sep-04	30-Jun-04	31-Dec-03
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(5.64)	(3.60)	(3.76)	(3.45)
Book Value ($)	72.04	80.40	77.22	79.56